Jade Biosciences, Inc.

221 Crescent Street, Building 23, Suite 105

Waltham, Massachusetts 02453

December 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Mr. Jimmy McNamara

Re:	Jade Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-292369

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Jade Biosciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 30, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Matt Bush at (858) 523-3962.

Thank you for your assistance in this matter.

Very truly yours,

JADE BIOSCIENCES, INC.

By:	/s/ Bradford Dahms
Bradford Dahms
Chief Financial Officer

cc:	Tom Frohlich, Jade Biosciences, Inc.

Elizabeth Balta, Jade Biosciences, Inc.

Cheston Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP